Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2015 year-end
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2015 fourth-quarter and full-year results

Full-year 2015 production at high end of guidance range and costs at low end

Company forecasts record production and lower all-in sustaining cost in 2016

Toronto, Ontario – February 10, 2016 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth-quarter and year-end December 31, 2015.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 31 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2015 fourth-quarter highlights:

•	Production[1]: 623,716 gold equivalent ounces (Au eq. oz.), compared with 672,051 ounces in Q4 2014.

•	Revenue: $706.2 million, compared with $791.3 million in Q4 2014.

•	Production cost of sales[2]: $688 per Au eq. oz., compared with $714 in Q4 2014.

•	All-in sustaining cost[2]: $991 per Au eq. oz. sold, compared with $1,006 in Q4 2014. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $988 in Q4 2015, compared with $1,001 in Q4 2014.

•	Adjusted operating cash flow[2]: $203.8 million, or $0.18 per share, compared with $217.2 million, or $0.19 per share, in Q4 2014.

•	Adjusted net loss[2,3]: $68.8 million, or $0.06 per share, compared with an adjusted loss of $6.0 million, or $0.01 per share, in Q4 2014.

•	Reported net loss[3]: $841.9 million, or $0.73 per share, compared with a loss of $1,473.5 million, or $1.29 per share, for Q4 2014. The Q4 reported net loss includes a non-cash, after-tax impairment charge of $430.2 million related to property, plant and equipment, and a write down of inventory and other assets of $235.0 million.

2015 full-year highlights:

•	Production[1]: 2,594,652 Au eq. oz. compared with 2,710,390 ounces for full-year 2014.

•	Revenue: $3,052.2 million, compared with $3,466.3 million for full-year 2014.

•	Production cost of sales[2]: $696 per Au eq. oz. compared with $720 for full-year 2014.

•	All-in sustaining cost[2]: $975 per Au eq. oz. sold, compared with $973 for full-year 2014. All-in sustaining cost per Au oz. sold on a by-product basis was $971 for full-year 2015, compared with $965 per Au oz. sold for full-year 2014.

•	Adjusted operating cash flow[2]: $786.6 million, or $0.69 per share, compared with $1,023.8 million, or $0.89 per share, for full-year 2014.

•	Adjusted net loss[2,3]: $91.0 million, or $0.08 per share, compared with adjusted earnings of $131.1 million, or $0.11 per share, for full-year 2014.

•	Reported net loss[3]: $984.5 million, or $0.86 per share, compared with a loss of $1,400.0 million, or $1.22 per share, for full-year 2014.

•	Capital expenditures: $610.0 million, compared with $631.8 million for full-year 2014.

•	Balance sheet: Cash and cash equivalents of $1,043.9 million at year end, compared with $983.5 million at December 31, 2014[4]. The Company paid down debt by $80.0 million in 2015.

Outlook, Mineral Reserves and Mineral Resources, Exploration update:

•	2016 Outlook: Kinross expects to produce a record 2.7 - 2.9 million Au eq. oz. at a production cost of sales per Au eq. oz. of $675 - $735 and an all-in sustaining cost per Au eq. oz. of $890 - $990. Total capital expenditures are forecast to be approximately $595 million.

•	Mineral reserves and mineral resources[5]: Proven and probable mineral reserve estimates at year-end 2015 were 34.0 million Au oz. with additions largely offsetting depletion over the year. Measured and indicated mineral resources estimates were 28.6 million Au oz., a 24% increase compared with year-end 2014.

•	Exploration: Exploration activities at La Coipa, Tasiast and Dvoinoye added approximately 1.4 million Au oz. and 43.1 million silver ounces (Ag oz.) to Kinross’ estimated measured and indicated mineral resources and 0.13 million Au oz. and 2.1 Ag oz. to its estimated inferred mineral resources.

•	Nevada asset acquisition: On January 11, 2016, Kinross completed the acquisition of Bald Mountain, which includes one of the largest land packages in Nevada, and 50% of Round Mountain, from Barrick Gold for $610 million[8] in cash.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 21 to 25 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

4 Kinross has cash and cash equivalents of approximately $600 million after the close of the acquisition of the Nevada assets on January 11, 2016.

5 2015 year-end mineral reserves and resources estimates include mineral reserves and resources from the recently acquired Bald Mountain and 50% of Round Mountain the Company did not already own.

p. 1 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2015 fourth-quarter and year-end results:

“In 2015, Kinross continued to deliver consistent and strong operational results. We finished the year at the high end of our production guidance and the low end of our guidance for all-in sustaining costs while recording the lowest cost of sales since 2011. Kinross is well-positioned in today’s challenging gold price environment, having generated solid cash flow, reduced debt and prioritized balance sheet strength.

“We also capitalized on an opportunity to strengthen our portfolio by acquiring quality assets in Nevada which are expected to add production and lower overall costs, while providing a clear path to upside, with numerous expansion and brownfield exploration opportunities and ongoing continuous improvement initiatives.

“Our outlook remains strong for 2016, with record production and lower all-in sustaining cost of sales forecasts. We remain focused on reducing costs and delivering against our targets to maintain our excellent track record and build value for our shareholders.

“Looking back over the past four years, we have consistently met our guidance targets, maintained a strong balance sheet, and produced approximately 10 million ounces of gold. Looking forward over the next four years, we expect to produce another 10 million ounces of gold, and intend to maintain the same record of operational dependability and balance sheet strength.”

p. 2 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2015	2014	2015	2014
Operating Highlights from Continuing Operations
Total gold equivalent ounces(a)
Produced(c)	629,528	679,646	2,620,262	2,739,044
Sold(c)	638,040	658,730	2,634,867	2,743,398

Attributable gold equivalent ounces(a)
Produced(c)	623,716	672,051	2,594,652	2,710,390
Sold(c)	632,411	651,498	2,608,870	2,715,358

Financial Highlights from Continuing Operations
Metal sales	$706.2	$791.3	$3,052.2	$3,466.3
Production cost of sales	$439.4	$469.2	$1,834.8	$1,971.2
Depreciation, depletion and amortization	$235.0	$229.2	$897.7	$874.7
Impairment charges	$674.5	$1,251.4	$699.0	$1,251.4
Operating loss	$(717.3)	$(1,301.4)	$(742.9)	$(1,027.2)
Net loss attributable to common shareholders	$(841.9)	$(1,473.5)	$(984.5)	$(1,400.0)
Basic loss per share attributable to common shareholders	$(0.73)	$(1.29)	$(0.86)	$(1.22)
Diluted loss per share attributable to common shareholders	$(0.73)	$(1.29)	$(0.86)	$(1.22)
Adjusted net earnings (loss) attributable to common shareholders(b)	$(68.8)	$(6.0)	$(91.0)	$131.1
Adjusted net earnings (loss) per share(b)	$(0.06)	$(0.01)	$(0.08)	$0.11
Net cash flow provided from operating activities	$182.2	$179.2	$831.6	$858.1
Adjusted operating cash flow(b)	$203.8	$217.2	$786.6	$1,023.8
Adjusted operating cash flow per share(b)	$0.18	$0.19	$0.69	$0.89
Average realized gold price per ounce	$1,108	$1,201	$1,159	$1,263
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$689	$712	$696	$719
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$688	$714	$696	$720
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$676	$701	$684	$705
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$988	$1,001	$971	$965
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$991	$1,006	$975	$973
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,055	$1,162	$1,047	$1,072
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,055	$1,163	$1,049	$1,077

(a)	“Total” includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 21 to 25 of this news release.

(c)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2015 was 74.78:1, compared with 72.73:1 for the fourth quarter of 2014; year to date 2015 was 73.92:1 compared with 66.29:1 for 2014.

The following operating and financial results are based on fourth-quarter and year-end 2015 gold equivalent production from continuing operations. Production and cost measures are on an attributable basis:

Production: Kinross produced 623,716 attributable Au eq. oz. in the fourth quarter of 2015, a decrease over the fourth quarter of 2014, due mainly to the temporary curtailment of milling operations at Paracatu in response to a lack of rainfall in southeastern Brazil and lower mill grades at Chirano.

Kinross produced 2,594,652 attributable Au eq. oz. for full-year 2015, which was at the high end of the Company’s 2015 guidance range. The 4% decrease in full-year production was due mainly to lower production at Paracatu, Tasiast, Maricunga and Chirano, partially offset by higher production at Fort Knox, Round Mountain and Kupol.

Production cost of sales: Production cost of sales per Au eq. oz.2 declined to $688 for the fourth quarter of 2015, compared with $714 for the fourth quarter of 2014 largely due to lower cost per ounce at Kupol, Round Mountain and Maricunga. Production cost of sales per Au oz. on a by-product basis2 was $676 in Q4 2015, compared with $701 in Q4 2014, based on Q4 2015 attributable gold sales of 613,835 ounces and attributable silver sales of 1,389,110 ounces.

Production cost of sales per Au eq. oz. was $696 for full-year 2015, at the low end of the revised guidance range and a reduction of $24 per ounce compared with $720 for full-year 2014. The full-year decrease was due mainly to a $105 per ounce reduction at Round Mountain and a $83 per ounce reduction at Fort Knox. Production cost of sales per Au oz. on a by-product basis was $684 for full-year 2015, compared with $705 for full-year 2014, based on 2015 full-year attributable1 gold sales of 2,536,294 ounces and attributable silver sales of 5,373,074 ounces.

p. 3 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $991 in Q4 2015, compared with $1,006 in Q4 2014, primarily due to lower production cost of sales. All-in sustaining cost per Au oz. sold on a by-product basis2 was $988 in Q4 2015, compared with $1,001 in Q4 2014.

All-in sustaining cost per Au eq. oz. sold was $975 for full-year 2015, compared with $973 for full-year 2014. The slight increase was due mainly to a decrease in ounces sold and an increase in sustaining capital, offset by lower operating costs. All-in sustaining cost per Au oz. sold on a by-product basis was $971 for full-year 2015, compared with $965 for full-year 2014.

Revenue: Revenue from metal sales was $706.2 million in the fourth quarter of 2015, compared with $791.3 million during the same period in 2014, due mainly to lower gold sales and a lower average realized gold price.

Revenue was $3,052.2 million for full-year 2015, compared with $3,466.3 million for full-year 2014, due mainly to lower gold sales and a lower average realized gold price.

Average realized gold price: The average realized gold price in Q4 2015 declined to $1,108 per ounce, compared with $1,201 per ounce in Q4 2014.The average realized gold price per ounce declined to $1,159 for full-year 2015, compared with $1,263 per ounce for full-year 2014.

Margins: Kinross’ attributable margin per Au eq. oz. sold6 was $420 per Au eq. oz. for the fourth quarter of 2015, compared with the Q4 2014 margin of $487 per Au eq. oz. Full-year margin per Au eq. oz. was $463, compared with $543 for full-year 2014.

Operating cash flow: Adjusted operating cash flow2 was $203.8 million for the fourth quarter of 2015, or $0.18 per share, compared with $217.2 million, or $0.19 per share, for Q4 2014. Adjusted operating cash flow for full-year 2015 was $786.6 million, or $0.69 per share, compared with $1,023.8 million, or $0.89 per share, for full-year 2014.

Earnings/loss: Adjusted net loss2,3 was $68.8 million, or $0.06 per share, for Q4 2015, compared with an adjusted net loss of $6.0 million, or $0.01 per share, for Q4 2014. Full-year 2015 adjusted net loss was $91.0 million, or $0.08 per share, compared with earnings of $131.1 million, or $0.11 per share, for full-year 2014.

Reported net loss3 was $841.9 million, or $0.73 per share, for Q4 2015, compared with a loss of $1,473.5 million, or $1.29 per share, in Q4 2014. Full-year 2015 reported net loss was $984.5 million, or $0.86 per share, compared with a loss of $1,400.0 million, or $1.22 per share, for full-year 2014. Reported net loss includes an after-tax, non-cash impairment charge of $430.2 million related to property, plant and equipment at Fort Knox, Tasiast and Round Mountain and a write down of inventory and other assets of $259.5 million. The property, plant and equipment impairment resulted from a decrease in future gold price estimates of $1,100 per ounce for 2016 and 2017, and $1,250 in the long-term. This is a reduction from 2014 impairment test estimates of $1,200 per ounce for 2015 and $1,300 per ounce long-term.

Capital expenditures: Capital expenditures decreased to $160.7 million for Q4 2015, compared with $189.4 million for the same period last year, due mainly to lower spending at Paracatu and Tasiast.

Capital expenditures for full-year 2015 were $610.0 million, which was below both the revised 2015 guidance and 2014 full-year capital expenditures, mainly as a result of reduced spending at Tasiast and Kupol.

Balance sheet

As of December 31, 2015, Kinross had cash and cash equivalents, excluding restricted cash, of $1,043.9 million, an increase of $60.4 million since December 31, 2014. The Company also had available credit of $1,506.0 million as of year-end 2015.

6 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross had cash and cash equivalents of approximately $600 million and available credit of approximately $1.3 billion after the close of the acquisition of the Nevada assets on January 11, 2016.

Kinross paid down debt by $80.0 million in 2015. Other than $250 million in senior notes, which are scheduled to be repaid by September 2016, Kinross has no debt maturities until 2019.

Operating results

Mine-by-mine summaries for 2015 fourth-quarter and full-year operating results may be found on pages 16 and 20 of this news release. Highlights include the following:

Americas

The region performed well, coming in at the high end of the production guidance range for 2015 despite issues at Paracatu and Maricunga related to rain. Round Mountain increased production by 16% compared with 2014 due to a continuous improvement initiative that enhanced heap leach performance. Fort Knox also performed well, increasing production compared with 2014 mainly as a result of higher mill grades for the year. At Paracatu, production was lower compared with the previous year as low rainfall in southeastern Brazil temporarily curtailed milling operations in the fourth quarter. Maricunga’s production was lower compared with the previous year mainly as a result of heavy rains in March which caused a nine-week suspension of mining and crushing. Kettle River-Buckhorn’s production decreased during the year compared with 2014 due to lower grades as the mine continued to wind down operations, which are expected to cease in Q3 2016.

In the fourth quarter, regional production was lower compared with Q4 2014 mainly as a result of lower production at Paracatu, due to lack of sufficient rainfall, and at Fort Knox, as mining transitioned to areas of the pit with lower grades. This was offset by increased quarterly production at Round Mountain compared with Q4 2014.

The region ended the year below its cost of sales guidance range for 2015. Cost of sales was also lower compared with full-year 2014 mainly as a result of favourable foreign exchange rates at Paracatu and lower oil and consumable costs. Round Mountain, Paracatu and Fort Knox’s full-year cost of sales per ounce decreased compared with 2014, however, these were partially offset by higher costs at Maricunga and Kettle River-Buckhorn. During the quarter, cost of sales per ounce for the region was lower compared with Q4 2014, due mainly to lower costs at Maricunga and Round Mountain.

Russia

The region performed strongly in 2015, with production at the high end of guidance and cost of sales per ounce $20 below the low end of the guidance range. The combined Kupol and Dvoinoye operation’s full-year production was slightly higher compared with 2014, largely due to an increase in tonnes mined at Dvoinoye. This allowed for the processing of an increased proportion of higher grade Dvoinoye ore to offset lower grades at Kupol. Cost of sales per ounce was lower compared with 2014 mostly as a result of favourable foreign exchange movements and a decrease in diesel costs.

During the fourth quarter, production increased compared with Q4 2014 largely due to an increase in grades, while the region achieved its lowest cost of sales per ounce since 2012, mainly due to increased gold ounces sold and favourable foreign exchange.

West Africa

Production in the region was at the higher end of the guidance range and cost of sales per ounce at the lower end for 2015. On a full-year basis, Tasiast production was lower compared with 2014 due mainly to the planned reduction of dump leach production. Chirano full-year production was lower compared with 2014 due mainly to lower grades as a result of declining contribution from the higher grade Akwaaba underground deposit. In the fourth quarter, Tasiast production was lower compared with Q4 2014 due mainly to the planned decrease in dump leach production, while Chirano Q4 production was lower compared with Q4 2014 due mainly to lower grades.

p. 5 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cost of sales per ounce increased compared with 2014 mainly as result of increased power and maintenance costs at Chirano and lower production at both sites. During the quarter, cost of sales per ounce decreased at Tasiast compared with Q4 2014 mainly as a result of lower fuel costs, and lower labour costs due to the headcount reduction in Q3 2015.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 31 of this news release.

In 2016, Kinross expects to produce a record 2.7 - 2.9 million Au eq. oz. from its operations, compared with full-year 2015 production of 2.59 million Au eq. oz. The forecast increase is mainly a result of the acquisition of Bald Mountain and the 50% of Round Mountain the Company did not already own offset by grade reductions at Kupol and Chirano, and the expected closure of Kettle River-Buckhorn in Q3 2016. Production guidance also takes into consideration the potential for a temporary curtailment of mill operations at Paracatu due to a lack of rainfall in southcentral Brazil. Based on the significant amount of rain already received in January, the Company does not expect a curtailment in the first half of 2016.

Production in the second half of 2016 is expected to be higher compared with the first half of the year due mainly to mine sequencing at Tasiast and the seasonal impact on the heap leach at Fort Knox, Bald Mountain and Round Mountain. The lower production during the first half of the year is expected to have a corresponding impact on cost guidance.

Production cost of sales per Au eq. oz. is expected to be in the range of $675 - $735 for 2016, continuing the reduction experienced in 2015, largely as a result of favourable currency and oil movements. The Company has forecast an all-in sustaining cost for 2016 of $890 - $990 per Au eq. oz. sold, and per ounce sold on a by-product basis, which is lower than 2015 full-year guidance.

The table below summarizes the 2016 forecasts for production and average production cost of sales on a gold equivalent and a by-product accounting basis:

Accounting basis	2016 (forecast)
Gold equivalent basis
Production (Au eq. oz.)	2.7 - 2.9 million
Average production cost of sales per Au eq. oz.	$675 - $735
All-in sustaining cost per Au eq. oz.	$890 - $990
By-product basis
Gold ounces	2.6 - 2.8 million
Silver ounces	5.3 - 5.8 million
Average production cost of sales per Au oz.	$665 - $725

p. 6 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a summary of the 2016 production and production cost of sales forecast by region:

Region	Forecast 2016 production (Au eq. oz.)	Percentage of total forecast production[7]	Forecast 2016 production cost of sales ($ per Au eq. oz.)
Americas	1.67 - 1.77 million	61%	$730 - $790
West Africa (attributable)*	360,000 - 420,000	14%	$850 - $920
Russia	670,000 - 710,000	25%	$460 - $490
Total	2.7 - 2.9 million	100%	$675 - $735
*Based on Kinross’ 90% share of Chirano

Material assumptions used to forecast 2016 production cost of sales are as follows:

■	a gold price of $1,100 per ounce,

■	a silver price of $15 per ounce,

■	an oil price of $55 per barrel,

■	foreign exchange rates of:

o	3.75 Brazilian real to the U.S. dollar,

o	1.25 Canadian dollars to the U.S. dollar,

o	55 Russian rubles to the U.S. dollar,

o	650 Chilean pesos to the U.S. dollar,

o	4.00 Ghanaian cedi to the U.S. dollar,

o	300 Mauritanian ouguiya to the U.S. dollar, and

o	1.10 U.S. dollars to the Euro.

Taking into account existing currency and oil hedges:

■	a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce;

■	specific to the Russian ruble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce;

■	specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce;

■	a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce;

■	a $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2016 are forecast to be approximately $595 million (including estimated capitalized interest of approximately $25 million) and is summarized in the table below:

Region	Forecast 2016 sustaining capital (million)	Forecast 2016 non-sustaining capital (million)	Total forecast capital (million)
Americas	$220	$10	$230
West Africa	$120	$120	$240
Russia	$85	$10	$95
Corporate	$5	$0	$5
Total	$430	$140	$570
Capitalized interest			$25
TOTAL			$595

7The percentages are calculated based on the mid-point of regional 2015 forecast production.

p. 7 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Sustaining capital includes the following forecast spending estimates:

•	Mine development:	$60 million (Americas)
•	Mobile equipment:	$50 million (West Africa), $45 million (Americas), $10 million (Russia)
•	Tailings facilities:	$40 million (Americas), $40 million (Russia), $15 million (West Africa)
•	Mill facilities:	$30 million (Americas), $10 million (West Africa)
•	Leach facilities:	$20 million (Americas)

Non-sustaining capital includes the following forecast spending estimates:

•	Tasiast West Branch stripping:	$105 million
•	Development projects/studies:	$35 million

The 2016 forecast for exploration is approximately $70 million, none of which is expected to be capitalized. 2016 overhead (general and administrative and business development expenses) is expected to be approximately $165 million or 20% less than last year’s overhead guidance. Other operating costs are forecast to be approximately $45 million, which includes $15 million for care and maintenance at La Coipa and Kettle River-Buckhorn, as well as an estimated $10 million for closing costs associated with the acquisition of assets in Nevada.

Based on the Company’s assumed metal price, oil price and foreign exchange rates, income tax expenses are expected to be nil and taxes paid (net of recoveries) are expected to be approximately $75 million, with both increasing for 23% of any profit resulting from changes in those underlying assumptions. Depreciation, depletion and amortization is forecast to be approximately $375 per Au eq. oz.

Tasiast expansion update

Kinross is finalizing studies on a two-phased expansion plan to realize Tasiast’s significant growth potential in the current gold price environment. The two-phased expansion is expected to leverage existing mill infrastructure to optimize the current operation in the near term and lower overall capital costs compared with earlier project forecasts.

Phase One of the potential expansion contemplates adding incremental grinding capacity to the operation’s existing comminution circuit to increase mill throughput from the current 8,000 t/d to 12,000 t/d. Phase Two contemplates further increasing throughput capacity with the installation of additional milling, leaching, thickening and refinery capacity.

The Company expects to complete and provide results of the Phase One feasibility study and the Phase Two pre-feasibility study in late March. The studies are progressing well, as the Company continues to focus on optimizing the potential expansion plan and reducing capital costs. Any potential go-forward decision on the expansion will depend on a range of factors, including the gold price environment and projections, expected economic returns and various technical and other considerations.

Kinross is also continuing to optimize the current Tasiast operation to reduce costs. During the fourth quarter, the Company upgraded the tertiary crushing circuit, automated the secondary crusher feed, optimized grinding media, and completed a comprehensive upgrade of conveyors. These improvements resulted in increased average throughput of 7,500 tpd in Q4 2015, compared with 6,800 tpd in Q3 2015.

p. 8 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Acquisition of quality Nevada assets

On January 11, 2016, Kinross completed its acquisition of 100% of the Bald Mountain gold mine, which includes one of the largest land packages in Nevada, and 50% of Round Mountain the Company did not already own, from Barrick Gold Corporation for $610 million in cash8 under a definitive asset purchase agreement. The cash purchase price is subject to a typical working capital adjustment.

Bald Mountain update

The Bald Mountain integration is proceeding well, with Kinross recently appointing Round Mountain’s General Manager (GM) – who has extensive experience in Nevada and with open-pit, heap leach mines – as the new Bald Mountain GM.

Bald Mountain represents a high-quality brownfield opportunity and will be a key aspect of Kinross’ 2016 exploration program, with approximately $6.0 million of the exploration budget allocated for the site. The Company has established a new exploration team and initiated drilling to focus on upgrading and adding to the existing estimated mineral resource base. The immediate priority is within the footprint of the active mining areas in extensions to known deposits.

Drilling in the North area of the property will include the Top, Redbird, Winrock and Saga deposits while geological reviews will be conducted for the South area deposits including Yankee and Vantage (see Appendix A: Figure 7). Drilling in the South area will commence as soon as the permitting process is completed, which is expected mid-2016. Both the North and South areas are 100% Kinross owned.

At the Kinross-Barrick 50-50 joint venture area, the Company will perform a review of the site geoscience data in addition to completing targeted field work with the objective of developing geological models and generating new targets. The Company will also consider drilling some priority targets already identified by Barrick.

Russia projects update

The Company has completed a pre-feasibility study and is advancing the development of the Moroshka project, located approximately four kilometres east of Kupol and within the Kupol licence area (Appendix A: Figure 4). The Company expects to commence mining in 2018 to process ore in the Kupol mill.

At the September Northeast target, located approximately 15 kilometres northwest of the Dvoinoye mine, (Appendix A: Figure 5) material is currently being fast tracked to production, expected in late 2017, through a trial mining of bulk samples approved under terms of the exploration license.

For more information on exploration results at Kupol and Dvoinoye, see page 13 of this news release.

Non-cash impairment

The Company completed its annual assessment of the carrying value of its cash generating units (CGU) for the year-ended December 31, 2015, and as a result, recorded an after-tax, non-cash impairment charge of $430.2 million. The impairment charge resulted from reduced future gold price estimates and included charges of $240.2 million at Fort Knox, $147.0 million at Tasiast and $43.0 million at Round Mountain related to property, plant and equipment. The impairment charge was a result of a reduction in future gold price estimates to $1,100 per ounce for 2016 and 2017, and $1,250 in the long-term, down from $1,200 per ounce for 2015 and $1,300 per ounce long-term in the 2014 impairment test.

The Company also recorded inventory and other asset write-downs of $259.5 million primarily due to a change in accounting estimates for supplies inventory and a write-down of low-grade stockpiles and dump leach inventory at Tasiast and stockpiles at Maricunga.

8 Barrick will also receive a contingent 2% net smelter return royalty on future gold production from Kinross’ 100%-owned Bald lands that comes into effect following the post-closing production of 10 million ounces from such lands. The cash purchase price is subject to a typical working capital adjustment.

p. 9 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Board update

The Board of Directors of Kinross has appointed Mr. Ian Atkinson as a Director. Mr. Atkinson has more than 40 years of experience in the mining industry and was most recently the President and CEO, and a Director, of Centerra Gold. Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects in his career, and has also held executive management positions with Hecla Mining Company and Battle Mountain Gold. Mr. Atkinson has extensive background in exploration, project development, and mergers and acquisitions.

Mr. John K. Carrington, who has been a Kinross Board member since 2005, has decided to retire and will not stand for re-election at the Company’s next annual meeting of shareholders on May 11, 2016. Kinross’ Board of Directors and management team would like to thank Mr. Carrington for his many contributions and his distinguished directorship on the Board.

2015 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2015 and explanatory notes starting at page 26.)

In preparing the Company’s 2015 year-end mineral reserves and mineral resource estimates as of December 31, 2015, Kinross has maintained gold price assumptions used since 2011: $1,200 per ounce for mineral reserves and $1,400 per ounce for mineral resources. Kinross continued to focus on estimated higher margin, lower cost ounces, and maintained its fully-loaded costing methodology.

Proven and Probable Mineral Reserves9

Kinross’ total estimated proven and probable gold reserves of 34.0 million ounces at year-end 2015, which include estimated gold reserves from the recently acquired assets in Nevada, was largely maintained compared with the previous year’s 34.4 million ounces, as additions largely offset depletions. The slight net year-over-year decrease was mainly as a result of depletion across the Company’s portfolio and revised pit designs at Maricunga. This was offset in part by the acquisition of assets in Nevada, which added 1.8 million Au oz., including a net increase of 91 Au koz. at Round Mountain on a 100% basis, and the net addition of 0.21 million estimated Au oz. at Chirano, as gold ounces from Akoti were upgraded into reserves.

Proven and probable silver reserves at year-end 2015 were estimated at approximately 41.0 million ounces, a net decrease of 3.0 million ounces from year-end 2014, primarily due to production depletion. Silver reserves were estimated using a silver price assumption of $17.00 per ounce.

Proven and probable copper reserves at year-end 2015 were estimated at 1.4 billion pounds, unchanged from year-end 2014. Copper reserves, which are exclusively at Cerro Casale, were estimated using a copper price assumption of $2.00 per pound.

Measured and Indicated Mineral Resources9

Kinross’ total estimated measured and indicated mineral resources at year-end 2015, which include mineral reserves from the recently acquired Bald Mountain and the 50% of Round Mountain Kinross did not already own, increased by approximately 5.5 million Au oz. to approximately 28.6 million Au oz. compared with year-end 2014. The 24% net increase in estimated mineral resources was mainly as a result of the acquisition of assets in Nevada, which added 4.2 million Au oz., and additions of 0.87 million Au oz. at La Coipa, the majority of which was from exploration results at Phase 7 and Catalina, and 0.3 million Au oz. at Tasiast from the Tamaya deposit, 0.28 million Au oz. at Maricunga and 0.26 million Au oz. at Paracatu. The increase in estimated mineral resources was offset by a reduction of 0.47 million Au oz. at Chirano, mainly as a result of reclassification of Au oz. from mineral resources to mineral reserves.

Measured and indicated silver resource estimates more than doubled to 73.1 million ounces, assuming a $20.00 per ounce silver price, mainly as a result of additions at La Coipa, the acquisition of 50% of Round Mountain Kinross did not already own, increases at the Gold Hill deposit at Round Mountain, and additions at Kupol.

p. 10 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Inferred Mineral Resources9

Kinross’ total estimated inferred gold resources at year-end 2015 were approximately 4.7 million ounces, a net increase of approximately 0.7 million ounces compared with year-end 2014, primarily due to the addition of Bald Mountain.

Exploration update

During 2015, the Company continued to prioritize brownfield projects and exploration within the existing footprint of the majority of Kinross mines and surrounding districts. During the year, exploration activities at La Coipa, Tasiast and Dvoinoye added 1,394.7 Au koz. and 43,120 Ag koz. to Kinross’ estimated measured and indicated mineral resources and 126 Au koz. and 2,144 Ag koz. to its estimated inferred mineral resources9. Highlights include:

•	Tasiast: Measured and indicated mineral resource estimates totaling 335.2 Au koz. and an inferred mineral resource estimate of 55.5 Au koz. were defined at the Tamaya target at the Tasiast Sud license.

•	La Coipa: A measured and indicated mineral resource estimate of 328 Au koz. and 7,885 Ag koz. and an inferred mineral resources of 70.5 Au koz. and 2,142 Ag koz. was defined at the Catalina deposit, located less than one kilometre southeast of the Phase 7 deposit.

•	Dvoinoye: A high-grade indicated mineral resource estimate of 67.7 Au koz. at an average grade of 32.3 g/t was defined at September Northeast, located 15 kilometres west-northwest of the Dvoinoye mine.

•	Chirano: Drilling contributed to an extension of gold mineralization approximately 200 metres to the south and 300 metres at depth of the Suraw resource.

•	Bald Mountain: Exploration in 2016 will focus on expanding the existing estimated mineral resource base and initiating exploration for new deposits at this recently acquired high-quality brownfield exploration opportunity.

A summary of the 2015 highlights is presented below. Additional details may be found in the Appendices. Appendix A provides illustrations, captions, and accompanying explanatory notes, and Appendix B provides drilling results and location data corresponding to the figures below.

Appendix A: http://www.kinross.com/files/annual/Exploration-Update-YE-Disclosure-2015_Appendix-A.pdf

Appendix B: www.kinross.com/files/annual/Exploration-Disclosure-2015-Appendix-B.xlsx

La Coipa

As part of the La Coipa10 pre-feasibility (PFS) study completed in 2015, an oxide measured and indicated mineral resource of 664.2 Au koz. at 1.6 g/t and 35,235.6 Ag koz. at 85.8 g/t was estimated at the Phase 7 deposit9.

Phase 7 Pompeya deposit Mineral Resource estimates (gold):

Classification	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured & Indicated	12,774.5	1.6	664.2

Phase 7 Pompeya deposit Mineral Resource estimates (silver):

Classification	Tonnes (kt)	Grade (Ag g/t)	Ounces (Ag koz)
Measured & Indicated	12,774.5	85.8	35,235.5

9 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2015, and explanatory notes at page 26.

10 The addition of the estimated measured and indicated resources from Phase 7 are reported at 100% ownership, however Kinross has a 75% interest in the Phase 7 project. Kinross’ 65% interest in Puren, which was also included in the pre-feasibility study, was previously included in the Company’s mineral reserves and resources estimates at year-end 2014. For more information regarding the La Coipa pre-feasibility study, please see Kinross’ 2015 Q3 results news release from November10, 2015 at www.kinross.com.

p. 11 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Catalina, additional core drilling was conducted as infill and step-out drilling, following up on 2014 results. The 2015 results, which were not included in the La Coipa PFS, combined with previous years’ positive drill intersections, led to the definition of the following oxide mineral resource estimates9:

Catalina Mineral Resource estimates (gold):

Classification	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured & Indicated	3,571.6	2.9	327.6
Inferred	1,477.4	1.5	70.5

Catalina Mineral Resource estimates (silver):

Classification	Tonnes (kt)	Grade (Ag g/t)	Ounces (Ag koz)
Measured & Indicated	3,571.6	68.7	7,885.4
Inferred	1,477.4	45.1	2,142.1

The Catalina deposit is located less than one kilometre southeast of Phase 7 and occurs beneath 150 to 200 metres of overburden and young volcanic cover. Additional infill drilling is planned in 2016 at Catalina to upgrade and potentially expand estimated mineral resource ounces.

A three-kilometre long prospective NW-SE corridor, which hosts the Phase 7 and Catalina deposits, continued to deliver encouraging exploration results in 2015 (Appendix A: Figure 1). In addition to Catalina, several encouraging drill intersections were returned from a number of targets over this sector, including Pompeya NE (oxide), Pompeya SE (sulfide) and Catalina South (sulfide).

A follow-up drill program is planned in 2016 to confirm and extend mineralization over this corridor and grow the mineral resource estimates. The most significant drill results from 2015 at La Coipa include (for full results and explanatory notes see Appendix B):

La Coipa significant down-hole drill intercepts*

Hole ID	Target	From (m)	To (m)	Int. (m)	Au (g/t)	Ag (g/t)	Au Eq. (g/t)
PMP15D130	Pompeya NE	82	110	28	2.0	58.1	2.9
including		100	102	2	4.8	51.0	5.5
PMP15D124	Pompeya SE	128	268	140	2.0	17.7	2.2
including		174	196	22	5.9	17.1	6.1
PMP15D126	Pompeya SE	168	206.7	38.7	3.1	9.0	3.2
including		186.3	194.5	8.2	8.6	18.7	8.9
CAT15D061	Catalina South	394	400	6	9.2	11.3	9.4
CAT15D063	Catalina South	314	410	96	1.0	31.2	1.5
CAT15D065	Catalina South	378	383.9	5.9	13.4	35.2	13.9
CAT15D075	Catalina South	374	396	22	9.8	42.9	10.4

*Drill intercepts were not corrected to the true width

p. 12 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Tasiast

At Tasiast Sud, approximately 15 kilometres south of the Tasiast mine area, step-out and infill core and reverse circulation (RC) drilling continued at the Tamaya deposit, which is centered around the Tasiast shear zone (Appendix A: Figure 2). The 2015 drilling, together with the previous years’ results, led to the definition of the following mineral resource estimates9:

Tamaya Mineral Resource estimates:

Classification	Tonnes (kt)	Grade (Au g/t)	Ounces (Au koz)
Measured & Indicated	8,344.8	1.3	335.2
Inferred	1,853.6	0.9	55.5

The Tamaya deposit is centered around the Tasiast shear zone and remains open at depth and partially along strike. Additional step out drilling will be considered in 2016, depending on the results of an ongoing mineral resource update and a high level review of the deposit’s potential viability. The structural trend hosting Tamaya remains under explored and is considered highly prospective for the definition of new mineralization. Geochemical auger sampling and RC drilling are planned over the Tamaya structure and other target areas in the Tasiast Sud License.

Near-mine exploration drilling was completed at various targets around the Tasiast mine which led to the identification of near-surface mineralization at West Branch South and Prolongation East. Kinross is now shifting some exploration focus to high grade mineralization identified in favourable geological settings below and peripheral to the open pits.

Over the Aouèouat Area (Tmeimichat and Imkebdene exploration licenses), 2015 results from surface geochemical sampling and drilling, combined with previous years’ results, led to the definition of five modest low-grade near-surface mineralized zones over a strike length of approximately 10 kilometres, immediately north of the El Gaicha Mine Lease.

Chirano

In 2015, drilling continued along the mine trend (Appendix A: Figure 3), mainly targeting extensions to open pit and underground deposits, including Suraw and Akwaaba. At Suraw, significant gold mineralization was extended 200 metres south of the existing measured and indicated resource estimates of 186.4 Au koz.at 5.1 g/t Au9 and also 300 metres down dip. Significant results from 2015 drilling include (for full results and explanatory notes see Appendix B):

Suraw significant true width drill intercepts:

Hole ID	From	To	Int. (m)	Au (g/t)
CHRC-2135D	735.8	745.8	10.0	11.9
CHRC-2159D	731.0	750.6	19.6	4.2
CHRC-2159DW1	884.2	892.5	8.3	7.9
CHRC-2306D	472.4	483.0	10.6	7.2
CHRC-2303D	425.8	433.0	7.2	5.7
including	425.8	427.5	1.7	14.5
including	432.4	433.0	0.6	24.0

Drill spacing outside the current existing estimated mineral resources at Suraw is currently too wide to support a mineral resource estimate, however, 2015 results demonstrate the upside potential of the deposit. Assessment of the potential economic viability of the Suraw mineralized zones will continue in 2016, with further drilling planned to confirm geometry, continuity and grade of the mineralization.

p. 13 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Additional drilling of the Akwaaba orebody has delineated potential extension of the mineralization approximately 100 metres down dip, below the current reserve limits. An infill underground drill program will be considered in 2016 to better define the orebody extension and evaluate economic viability. Significant results from 2015 include (for full results and explanatory notes see Appendix B):

Akwaaba significant true width drill intercepts:

Hole ID	From	To	Int. (m)	Au (g/t)
CHRC-2158D	1,123.1	1,131.2	8.1	4.7
CHRC-2158DW1	1,008.0	1,015.1	7.1	9.5
CHRC-2193DW1	957.2	961.7	4.5	13.8
CHRC-2208D	933.3	939.0	5.7	5.3

In addition to the positive results at Suraw and Akwaaba, there are multiple organic growth opportunities along the eight-kilometre long mine trend. Continued drilling is required in 2016, targeting potential expansion of these known deposits.

RC and selective core drilling were also carried out on near-surface targets in proximity to the Chirano mine and within the Chirano district. Four target areas were drilled during 2015 and encouraging results were encountered at two targets, of which the Mag-Hinge area, located approximately 12 kilometres south of the mine, warrants further drilling in 2016. In addition, other new district targets will be drilled in 2016.

Kupol

A pre-feasibility study was completed at Moroshka, located approximately four kilometres east of Kupol and within the Kupol licence area (Appendix A: Figure 4). The Moroshka mineral resource estimate was converted to a proven and probable mineral reserve of 181.6 Au koz. at 10.1 g/t and 2,063.0 Ag koz. at 114.9 g/t9. Follow-up drilling completed in 2015 on the satellite Providence vein, discovered in 2014 less than one kilometre south of Moroshka, determined that the vein was too small to contribute to the economics of Moroshka.

2016 exploration at Kupol will continue between the Kupol mine and Moroshka, where several near-mine targets have been defined. Furthermore, Kinross is advancing with early stage exploration within an approximate 100 km radius around the Kupol mine.

Dvoinoye

Further infill drilling and close spaced channel sampling was completed over the September Northeast target, located approximately 15 kilometres northwest of the Dvoinoye mine (Appendix A: Figure 5). This work led to the definition of a near-surface, high-grade measured and indicated resource estimate of 67.7 Au koz. at 32.3 g/t9. This material is currently being fast tracked to production through a trial mining of bulk samples approved under terms of the exploration license.

September Northeast Mineral Resource estimates9:

Classification	Tonnes (Kt)	Grade (Au g/t)	Ounces (Au koz)
Measured & Indicated	65.3	32.3	67.7

p. 14 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Dvoinoye Zone 1, located two kilometres east of the Dvoinoye mine, 2015 drilling confirmed the continuity and grade of a mineralized vein at the bottom of a historically mined open pit (Appendix A: Figure 6). The vein is defined over a strike length of 250 metres, with thickness ranging from 0.9 to 11.3 metres and extends to a depth of 75 metres. A mineral resource estimation is expected in early 2016. Significant results from 2015 include (for full results and explanatory notes see Appendix B):

Dvoinoye Zone 1 significant down-hole drill intercepts:

Hole ID	From	To	Int. (m)	Au (g/t)	Ag (g/t)
DV15-1-001	184.1	196.2	12.1	24.5	13.8
including	193.9	194.3	0.4	279.0	141.4
DV15-1-001	202.0	203.8	1.8	41.6	2.0
DV15-1-002	207.6	212.9	5.3	12.6	3.6
including	211.1	212.0	0.8	36.2	13.9
DV15-1-003	213.4	223.0	9.6	7.6	4.6
including	220.8	221.8	1.0	33.5	19.7
DV15-1-007	180.2	183.5	3.3	11.0	8.0

*Drill intercepts were not corrected to the true width

p. 15 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 11, 2016 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

UK toll-free: 0808-101-2791

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00179 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00179 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2015 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2015 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Manager, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

p. 16 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014

Fort Knox	87,561	99,734	87,426	99,636	$62.6	$66.6	$716	$668
Round Mountain	51,034	37,746	52,882	37,133	37.0	32.2	700	867
Kettle River - Buckhorn	19,301	24,735	19,601	24,849	14.6	19.7	745	793
Paracatu	113,547	133,534	117,796	127,991	89.2	97.8	757	764
Maricunga	54,948	60,918	56,440	58,845	52.6	60.8	932	1,033
Americas Total	326,391	356,667	334,145	348,454	256.0	277.1	766	795

Kupol	191,308	183,750	195,465	179,722	91.3	92.6	467	515
Russia Total	191,308	183,750	195,465	179,722	91.3	92.6	467	515

Tasiast	53,706	63,277	52,146	58,236	49.9	57.2	957	982
Chirano (100%)	58,123	75,952	56,284	72,318	42.2	42.3	750	585
West Africa Total	111,829	139,229	108,430	130,554	92.1	99.5	849	762

Operations Total	629,528	679,646	638,040	658,730	439.4	469.2	689	712
Less Chirano non-controlling interest (10%)	(5,812)	(7,595)	(5,629)	(7,232)	(4.2)	(4.3)
Attributable Total	623,716	672,051	632,411	651,498	$435.2	$464.9	$688	$714

Years ended December 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2015	2014	2015	2014	2015	2014	2015	2014

Fort Knox	401,553	379,453	402,104	408,472	$252.8	$291.0	$629	$712
Round Mountain	197,818	169,839	195,781	166,441	146.9	142.3	750	855
Kettle River - Buckhorn	97,368	123,382	97,576	123,262	81.6	83.6	836	678
Paracatu	477,662	521,026	484,732	512,327	374.3	418.2	772	816
La Coipa	-	-	-	1,365	-	1.7	-	1,245
Maricunga	212,155	247,216	214,055	247,469	216.1	235.9	1,010	953
Americas Total	1,386,556	1,440,916	1,394,248	1,459,336	1,071.7	1,172.7	769	804

Kupol	758,563	751,101	764,613	750,998	362.8	380.5	474	507
Russia Total	758,563	751,101	764,613	750,998	362.8	380.5	474	507

Tasiast	219,045	260,485	216,040	252,668	220.6	252.2	1,021	998
Chirano (100%)	256,098	286,542	259,966	280,396	179.7	165.8	691	591
West Africa Total	475,143	547,027	476,006	533,064	400.3	418.0	841	784

Operations Total	2,620,262	2,739,044	2,634,867	2,743,398	1,834.8	1,971.2	696	719
Less Chirano non-controlling interest (10%)	(25,610)	(28,654)	(25,997)	(28,040)	(18.0)	(16.6)
Attributable Total	2,594,652	2,710,390	2,608,870	2,715,358	$1,816.8	$1,954.6	$696	$720

p. 17 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2015	2014

Assets
Current assets
Cash and cash equivalents	$1,043.9	$983.5
Restricted cash	10.5	41.3
Accounts receivable and other assets	109.2	170.4
Current income tax recoverable	123.3	115.2
Inventories	1,005.2	1,276.7
	2,292.1	2,587.1
Non-current assets
Property, plant and equipment	4,593.7	5,409.4
Goodwill	162.7	162.7
Long-term investments	83.1	111.0
Investments in associate and joint venture	157.1	156.8
Other long-term assets	370.2	417.9
Deferred tax assets	76.5	106.5
Total assets	$7,735.4	$8,951.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$379.6	$421.9
Current income tax payable	6.4	19.2
Current portion of long-term debt	249.5	60.0
Current portion of provisions	50.3	43.1
Current portion of unrealized fair value of derivative liabilities	16.0	60.2
	701.8	604.4
Non-current liabilities
Long-term debt	1,731.9	1,998.1
Provisions	720.8	780.9
Other long-term liabilities	148.7	207.2
Deferred tax liabilities	499.0	469.0
Total liabilities	3,802.2	4,059.6

Equity
Common shareholders’ equity
Common share capital	$14,603.5	$14,587.7
Contributed surplus	239.2	239.0
Accumulated deficit	(10,922.1)	(9,937.6)
Accumulated other comprehensive loss	(31.3)	(46.1)
Total common shareholders’ equity	3,889.3	4,843.0
Non-controlling interest	43.9	48.8
Total equity	3,933.2	4,891.8
Total liabilities and equity	$7,735.4	$8,951.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,146,540,188	1,144,576,474

p. 18 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)

	Years ended
	December 31,	December 31,
	2015	2014

Revenue
Metal sales	$3,052.2	$3,466.3

Cost of sales
Production cost of sales	1,834.8	1,971.2
Depreciation, depletion and amortization	897.7	874.7
Impairment charges	699.0	1,251.4
Total cost of sales	3,431.5	4,097.3
Gross loss	(379.3)	(631.0)
Other operating expense	76.2	111.8
Exploration and business development	108.0	105.6
General and administrative	179.4	178.8
Operating loss	(742.9)	(1,027.2)
Other income (expense) - net	(20.3)	(215.5)
Equity in earnings (losses) of associate and joint venture	3.2	(5.8)
Finance income	8.3	11.2
Finance expense	(96.0)	(80.1)
Loss before tax	(847.7)	(1,317.4)
Income tax expense - net	(141.7)	(109.7)
Loss from continuing operations after tax	(989.4)	(1,427.1)
Earnings from discontinued operation after tax	-	233.5
Net loss	$(989.4)	$(1,193.6)

Net loss from continuing operations attributable to:
Non-controlling interest	$(4.9)	$(27.1)
Common shareholders	$(984.5)	$(1,400.0)
Net loss attributable to:
Non-controlling interest	$(4.9)	$(27.1)
Common shareholders	$(984.5)	$(1,166.5)

Loss per share from continuing operations attributable to common shareholders

Basic	$(0.86)	$(1.22)
Diluted	$(0.86)	$(1.22)
Loss per share attributable to common shareholders

Basic	$(0.86)	$(1.02)
Diluted	$(0.86)	$(1.02)

Weighted average number of common shares outstanding (millions)
Basic	1,146.0	1,144.3
Diluted	1,146.0	1,144.3

p. 19 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2015	2014
Net inflow (outflow) of cash related to the following activities:

Operating:
Loss from continuing operations	$(989.4)	$(1,427.1)
Adjustments to reconcile loss from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	897.7	874.7
Impairment charges	699.0	1,251.4
Impairment of investments	7.6	158.1
Equity in (earnings) losses of associate and joint venture	(3.2)	5.8
Non-hedge derivative (gains) losses - net	(1.5)	5.1
Share-based compensation expense	17.1	26.2
Finance expense	96.0	80.1
Deferred tax expense (recovery)	53.0	(13.8)
Foreign exchange losses and other	18.2	45.8
Reclamation expense (recovery)	(7.9)	17.5
Changes in operating assets and liabilities:
Accounts receivable and other assets	91.0	26.9
Inventories	63.5	(59.4)
Accounts payable and accrued liabilities	27.9	52.1
Cash flow provided from operating activities	969.0	1,043.4
Income taxes paid	(137.4)	(185.3)
Net cash flow of continuing operations provided from operating activities	831.6	858.1
Net cash flow of discontinued operations used in operating activities	-	(8.8)
Investing:
Additions to property, plant and equipment	(610.0)	(631.8)
Net additions to long-term investments and other assets	(59.7)	(55.5)
Net proceeds from the sale of property, plant and equipment	2.3	30.5
Decrease in restricted cash	30.8	17.7
Interest received and other	4.0	4.5
Net cash flow of continuing operations used in investing activities	(632.6)	(634.6)
Net cash flow of discontinued operations provided from investing activities	1.0	148.2
Financing:
Issuance of common shares on exercise of options	-	0.1
Proceeds from issuance of debt	22.5	913.0
Repayment of debt	(102.5)	(980.1)
Interest paid	(48.8)	(20.6)
Settlement of derivative instruments	-	(2.0)
Other	(2.9)	(4.6)
Net cash flow of continuing operations used in financing activities	(131.7)	(94.2)
Net cash flow of discontinued operations used in financing activities	-	-

Effect of exchange rate changes on cash and cash equivalents of continuing operations	(7.9)	(19.7)
Increase in cash and cash equivalents	60.4	249.0
Cash and cash equivalents, beginning of period	983.5	734.5
Cash and cash equivalents, end of period	$1,043.9	$983.5

p. 20 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2015	100	4,454	3,407	6,712	0.66	0.26	82%	87,561	87,426	$ 62.6	$ 716	$ 35.3	$ 31.7
		Q3 2015	100	5,950	3,328	6,697	0.86	0.27	83%	115,258	118,978	66.2	556	37.4	36.8
		Q2 2015	100	6,543	3,345	8,255	0.87	0.28	84%	116,061	113,697	68.9	606	26.7	37.2
		Q1 2015	100	5,814	3,366	3,554	0.64	0.29	82%	82,673	82,003	55.1	672	41.4	24.6
		Q4 2014	100	5,453	3,261	8,782	0.86	0.30	84%	99,734	99,636	66.6	668	19.2	27.0
	Round Mountain(8)	Q4 2015	50	6,392	898	3,724	0.86	0.42	77%	51,034	52,882	$ 37.0	$ 700	$ 14.2	$ 11.0
		Q3 2015	50	6,962	924	4,546	0.91	0.47	81%	58,074	54,559	37.5	687	12.3	12.9
		Q2 2015	50	5,286	748	4,372	1.08	0.40	75%	48,448	47,893	36.4	760	10.8	12.0
		Q1 2015	50	7,494	146	6,726	0.65	0.40	67%	40,262	40,447	36.0	890	11.2	9.0
		Q4 2014	50	6,946	-	6,418	nm	0.38	nm	37,746	37,133	32.2	867	16.7	10.0
	Kettle River- Buckhorn	Q4 2015	100	84	90	-	9.67	-	92%	19,301	19,601	$ 14.6	$ 745	$ -	$ 2.0
		Q3 2015	100	97	106	-	6.93	-	92%	24,222	24,284	19.3	795	-	2.6
		Q2 2015	100	95	130	-	8.58	-	93%	29,580	29,524	23.4	793	-	3.3
		Q1 2015	100	93	111	-	6.02	-	91%	24,265	24,167	24.3	1,006	0.6	4.1
		Q4 2014	100	91	104	-	7.46	-	93%	24,735	24,849	19.7	793	1.5	10.8
	Paracatu	Q4 2015	100	10,730	9,738	-	0.51	-	76%	113,547	117,796	$ 89.2	$ 757	$ 30.1	$ 34.9
		Q3 2015	100	13,969	12,322	-	0.43	-	76%	129,064	134,838	100.7	747	36.9	38.4
		Q2 2015	100	11,435	11,392	-	0.41	-	72%	110,366	107,169	90.5	844	29.4	36.4
		Q1 2015	100	11,616	11,825	-	0.43	-	77%	124,685	124,929	93.9	752	16.3	37.8
		Q4 2014	100	11,271	11,548	-	0.45	-	79%	133,534	127,991	97.8	764	49.7	38.8
	Maricunga (8)	Q4 2015	100	3,870	-	4,099	-	0.78	nm	54,948	56,440	$ 52.6	$ 932	$ 4.7	$ 8.2
		Q3 2015	100	3,476	-	3,822	-	0.74	nm	52,672	52,282	52.5	1,004	5.2	7.3
		Q2 2015	100	2,220	-	1,957	-	0.81	nm	47,713	50,957	55.0	1,079	7.1	6.4
		Q1 2015	100	2,695	-	2,912	-	0.69	nm	56,822	54,376	56.0	1,030	7.5	5.4
		Q4 2014	100	4,227	-	4,192	-	0.70	nm	60,918	58,845	60.8	1,033	2.7	13.4
Russia	Kupol (3)(4)(6)	Q4 2015	100	449	429	-	13.81	-	96%	191,308	195,465	$ 91.3	$ 467	$ 9.0	$ 73.8
		Q3 2015	100	468	410	-	13.65	-	96%	190,366	217,031	101.7	469	21.4	77.3
		Q2 2015	100	516	423	-	13.43	-	95%	191,160	159,950	78.3	490	10.0	56.3
		Q1 2015	100	464	418	-	13.20	-	95%	185,729	192,167	91.5	476	15.5	63.9
		Q4 2014	100	437	420	-	13.19	-	95%	183,750	179,722	92.6	515	12.7	64.6
West Africa	Tasiast	Q4 2015	100	1,318	689	587	2.27	0.55	89%	53,706	52,146	$ 49.9	$ 957	$ 49.6	$ 26.5
		Q3 2015	100	1,259	618	364	2.21	0.48	92%	53,440	57,163	60.4	1,057	44.1	19.5
		Q2 2015	100	1,609	605	521	2.21	0.56	92%	57,890	54,941	58.4	1,063	31.1	18.7
		Q1 2015	100	1,009	630	66	2.00	0.97	89%	54,009	51,790	51.9	1,002	36.4	16.2
		Q4 2014	100	1,226	619	1,139	2.18	0.75	93%	63,277	58,236	57.2	982	59.4	19.7
	Chirano - 100%	Q4 2015	90	559	853	-	2.32	-	91%	58,123	56,284	$ 42.2	$ 750	$ 11.6	$ 44.1
		Q3 2015	90	873	917	-	2.36	-	91%	63,981	62,792	44.0	701	6.7	42.7
		Q2 2015	90	875	823	-	2.73	-	92%	66,311	69,017	47.6	690	4.9	44.6
		Q1 2015	90	739	899	-	2.62	-	89%	67,683	71,873	45.9	639	7.3	43.6
		Q4 2014	90	866	883	-	2.96	-	91%	75,952	72,318	42.3	585	10.5	42.7
	Chirano - 90%	Q4 2015	90	559	853	-	2.32	-	91%	52,311	50,655	$ 38.0	$ 750	$ 10.4	$ 39.7
		Q3 2015	90	873	917	-	2.36	-	91%	57,583	56,513	39.6	701	6.0	38.4
		Q2 2015	90	875	823	-	2.73	-	92%	59,680	62,115	42.8	689	4.4	40.1
		Q1 2015	90	739	899	-	2.62	-	89%	60,915	64,686	41.3	638	6.6	39.2
		Q4 2014	90	866	883	-	2.96	-	91%	68,357	65,086	38.0	584	9.5	38.4

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q4 (2015) 100.58g/t, 87%; Q3 (2015) 100.55g/t, 88%; Q2 (2015) 106.19g/t, 86.8%; Q1 (2015) 95.64 g/t, 85%; Q4 (2014) 92.78 g/t, 85%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2015: 74.78:1; Q3 2015: 75.40:1; Q2 2015: 72.75:1; Q1 2015: 72.91:1; Q4 2014: 72.73:1;.
(6)	Dvoinoye ore processed and grade were as follows: Q4 (2015) 122,987 tonnes, 22.91 g/t; Q3 (2015) 111,806 tonnes, 24.52 g/t; Q2 (2015) 104,465 tonnes, 26.43 g/t; Q1 (2015) 93,000 tonnes, 27.40 g/t; Q4 (2014) 90,083 tonnes, 26.14 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	“nm” means not meaningful

p. 21 Kinross reports 2015 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) from continuing operations for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014

Net loss from continuing operations attributable to common shareholders - as reported	$(841.9)	$(1,473.5)	$(984.5)	$(1,400.0)

Adjusting items:
Foreign exchange losses	17.9	29.9	30.6	50.1
Non-hedge derivatives losses - net of tax	(0.6)	0.5	3.5	4.5
Losses on sale of other assets - net of tax	8.5	9.0	13.7	3.1
Foreign exchange losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	108.5	86.6	132.9	112.8
Impairment charges - net of tax	644.2	1,098.2	668.7	1,098.2
Change in deferred income taxes due to tax reforms enacted in Chile	-	(3.1)	-	32.7
Taxes in respect of prior years	0.9	62.5	22.2	45.2
Chile weather event related costs - net of tax	-	-	18.2	-
Impairment of investments and other - net of tax	3.1	162.0	9.5	162.6
Reclamation and remediation expense (recovery) - net of tax	(9.6)	21.9	(9.6)	21.9
Insurance recoveries - net of tax	(10.1)	-	(18.4)	-
Restructuring - net of tax	10.3	-	22.2	-
	773.1	1,467.5	893.5	1,531.1
Adjusted net earnings (loss) from continuing operations attributable to common shareholders	$(68.8)	$(6.0)	$(91.0)	$131.1
Weighted average number of common shares outstanding - Basic	1,146.5	1,144.5	1,146.0	1,144.3
Adjusted net earnings (loss) from continuing operations per share	$(0.06)	$(0.01)	$(0.08)	$0.11

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 22 Kinross reports 2015 fourth-quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014

Net cash flow of continuing operations provided from operating activities - as reported	$182.2	$179.2	$831.6	$858.1

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(83.6)	(100.1)	(91.0)	(26.9)
Inventories	46.9	78.3	(63.5)	59.4
Accounts payable and other liabilities, including taxes	58.3	59.8	109.5	133.2
	21.6	38.0	(45.0)	165.7
Adjusted operating cash flow from continuing operations	$203.8	$217.2	$786.6	$1,023.8
Weighted average number of common shares outstanding - Basic	1,146.5	1,144.5	1,146.0	1,144.3
Adjusted operating cash flow from continuing operations per share	$0.18	$0.19	$0.69	$0.89

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Years ended
(in millions, except ounces and production cost of sales per equivalent ounce)	December 31,		December 31,
	2015	2014	2015	2014

Production cost of sales - as reported	$439.4	$469.2	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest	(4.2)	(4.3)	(18.0)	(16.6)
Attributable production cost of sales	$435.2	$464.9	$1,816.8	$1,954.6

Gold equivalent ounces sold	638,040	658,730	2,634,867	2,743,398
Less: portion attributable to Chirano non-controlling interest	(5,629)	(7,232)	(25,997)	(28,040)
Attributable gold equivalent ounces sold	632,411	651,498	2,608,870	2,715,358
Consolidated production cost of sales per equivalent ounce sold	$689	$712	$696	$719
Attributable production cost of sales per equivalent ounce sold	$688	$714	$696	$720

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 23 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014

Production cost of sales - as reported	$439.4	$469.2	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest	(4.2)	$(4.3)	(18.0)	(16.6)
Less: attributable silver revenues	(20.1)	$(19.7)	(82.5)	(93.6)
Attributable production cost of sales net of silver by-product revenue	$415.1	$445.2	$1,734.3	$1,861.0

Gold ounces sold	619,449	642,337	2,562,219	2,669,278
Less: portion attributable to Chirano non-controlling interest	(5,614)	(7,216)	(25,925)	(27,970)
Attributable gold ounces sold	613,835	635,121	2,536,294	2,641,308
Attributable production cost of sales per ounce sold on a by-product basis	$676	$701	$684	$705

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 24 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014

Production cost of sales - as reported	$439.4	$469.2	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest(1)	(4.2)	$(4.3)	(18.0)	(16.6)
Less: attributable(2) silver revenues(3)	(20.1)	$(19.7)	(82.5)	(93.6)
Attributable(2) production cost of sales net of silver by-product revenue	$415.1	$445.2	$1,734.3	$1,861.0
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.9	51.2	160.6	178.8
Other operating expense - sustaining(5)	2.5	(16.9)	21.5	3.9
Reclamation and remediation - sustaining(6)	13.5	15.2	58.0	61.8
Exploration and business development - sustaining(7)	14.6	14.1	59.0	56.7
Additions to property, plant and equipment - sustaining(8)	122.0	127.1	428.5	387.0
All-in Sustaining Cost on a by-product basis - attributable(2)	$606.6	$635.9	$2,461.9	$2,549.2
Other operating expense - non-sustaining(5)	3.2	12.1	20.8	36.9
Exploration - non-sustaining(7)	10.7	12.8	47.6	48.7
Additions to property, plant and equipment - non-sustaining(8)	34.7	60.0	132.7	179.2
Reclamation & remediation costs not related to current operations(6)	(7.9)	17.5	(7.9)	17.5
All-in Cost on a by-product basis - attributable(2)	$647.3	$738.3	$2,655.1	$2,831.5
Gold ounces sold	619,449	642,337	2,562,219	2,669,278
Less: portion attributable to Chirano non-controlling interest(9)	(5,614)	(7,216)	(25,925)	(27,970)
Attributable(2) gold ounces sold	613,835	635,121	2,536,294	2,641,308
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$988	$1,001	$971	$965
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,055	$1,162	$1,047	$1,072

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2015	2014	2015	2014

Production cost of sales - as reported	$439.4	$469.2	$1,834.8	$1,971.2
Less: portion attributable to Chirano non-controlling interest(1)	(4.2)	(4.3)	(18.0)	(16.6)
Attributable(2) production cost of sales	$435.2	$464.9	$1,816.8	$1,954.6
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.9	51.2	160.6	178.8
Other operating expense - sustaining(5)	2.5	(16.9)	21.5	3.9
Reclamation and remediation - sustaining(6)	13.5	15.2	58.0	61.8
Exploration and business development - sustaining(7)	14.6	14.1	59.0	56.7
Additions to property, plant and equipment - sustaining(8)	122.0	127.1	428.5	387.0
All-in Sustaining Cost - attributable(2)	$626.7	$655.6	$2,544.4	$2,642.8
Other operating expense - non-sustaining(5)	3.2	12.1	20.8	36.9
Exploration - non-sustaining(7)	10.7	12.8	47.6	48.7
Additions to property, plant and equipment - non-sustaining(8)	34.7	60.0	132.7	179.2
Reclamation & remediation costs not related to current operations(6)	(7.9)	17.5	(7.9)	17.5
All-in Cost - attributable(2)	$667.4	$758.0	$2,737.6	$2,925.1
Gold equivalent ounces sold	638,040	658,730	2,634,867	2,743,398
Less: portion attributable to Chirano non-controlling interest(9)	(5,629)	(7,232)	(25,997)	(28,040)
Attributable(2) gold equivalent ounces sold	632,411	651,498	2,608,870	2,715,358
Attributable(2) all-in sustaining cost per equivalent ounce sold	$991	$1,006	$975	$973
Attributable(2) all-in cost per equivalent ounce sold	$1,055	$1,163	$1,049	$1,077

p. 25 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross’ share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expense is as reported on the consolidated statement of operations, net of certain restructuring and transaction costs. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company, except to the extent incurred for specific items or activities not representative of the underlying operating performance of our business.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows) net of proceeds from the disposal of certain property, plant and equipment, less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and twelve months ended December 31, 2015 relate to projects at Tasiast, Chirano and La Coipa.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 26 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

2015 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,8,9,11)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	[8]	USA	100.0%	14,647	0.8	372	39,980	0.6	745	54,627	0.6	1,117
Fort Knox Area		USA	100.0%	47,740	0.4	628	99,578	0.4	1,394	147,318	0.4	2,022
Kettle River		USA	100.0%	-	-	-	166	8.7	47	166	8.7	47
Round Mountain Area		USA	100.0%	39,062	0.7	907	27,083	0.6	563	66,145	0.7	1,470
SUBTOTAL				101,449	0.6	1,907	166,807	0.5	2,749	268,256	0.5	4,656

SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	57,425	0.6	1,195	241,975	0.6	4,616	299,400	0.6	5,811
Maricunga		Chile	100.0%	15,209	0.9	428	25,432	0.8	614	40,641	0.8	1,042
Paracatu		Brazil	100.0%	427,432	0.4	5,653	260,558	0.5	3,992	687,990	0.4	9,645
SUBTOTAL				500,066	0.5	7,276	527,965	0.5	9,222	47,876	0.5	16,498

AFRICA
Chirano		Ghana	90.0%	7,275	1.2	287	7,394	3.6	848	14,669	2.4	1,135
Tasiast	[11]	Mauritania	100.0%	37,575	1.3	1,575	120,569	1.9	7,377	158,144	1.8	8,952
SUBTOTAL				44,850	1.3	1,862	127,963	2.0	8,225	172,813	1.8	10,087

RUSSIA
Dvoinoye		Russia	100.0%	634	10.2	209	1,631	11.6	606	2,265	11.2	815
Kupol		Russia	100.0%	1,253	8.8	355	5,904	8.1	1,544	7,157	8.3	1,899
SUBTOTAL				1,887	9.3	564	7,535	8.9	2,150	9,422	9.0	2,714

TOTAL GOLD				648,252	0.6	11,609	830,270	0.8	22,346	1,478,522	0.7	33,955

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,9)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	462	13.1	195	1,908	11.0	675	2,370	11.4	870
SUBTOTAL				462	13.1	195	1,908	11.0	675	2,370	11.4	870

SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672
SUBTOTAL				57,425	1.9	3,522	241,975	1.4	11,150	299,400	1.5	14,672

RUSSIA
Dvoinoye		Russia	100.0%	634	16.6	338	1,631	18.7	979	2,265	18.1	1,317
Kupol		Russia	100.0%	1,253	124.4	5,011	5,904	100.7	19,112	7,157	104.8	24,123
SUBTOTAL				1,887	88.2	5,349	7,535	82.9	20,091	9,422	84.0	25,440

TOTAL SILVER				59,774	4.7	9,066	251,418	3.9	31,916	311,192	4.1	40,982

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,4,5,6,9)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444
SUBTOTAL				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

TOTAL COPPER				57,425	0.19	240	241,975	0.23	1,204	299,400	0.22	1,444

p. 27 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,8,9,10,11)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	[8]	USA	100.0%	36,337	0.80	951	152,634	0.60	2,982	188,971	0.60	3,933
Fort Knox Area		USA	100.0%	7,077	0.50	103	88,745	0.50	1,320	95,822	0.50	1,423
Kettle River		USA	100.0%	-	-	-	72	5.10	12	72	5.10	12
Round Mountain Area		USA	100.0%	14,624	0.50	258	27,534	0.50	425	42,158	0.50	683
White Gold		Yukon	100.0%	-	-	-	9,788	2.70	840	9,788	2.70	840
SUBTOTAL				58,038	0.70	1,312	278,773	0.60	5,579	336,811	0.60	6,891

SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	5,739	0.30	56	68,423	0.40	787	74,162	0.40	843
La Coipa	[10]	Chile	100.0%	5,364	1.80	307	25,452	1.80	1,440	30,816	1.80	1,747
Lobo Marte		Chile	100.0%	96,646	1.10	3,525	88,720	1.20	3,489	185,366	1.20	7,014
Maricunga		Chile	100.0%	17,860	0.80	445	180,224	0.70	3,830	198,084	0.70	4,275
Paracatu		Brazil	100.0%	137,307	0.30	1,264	178,201	0.30	2,003	315,508	0.30	3,267
SUBTOTAL				262,916	0.70	5,597	541,020	0.70	11,549	803,936	0.70	17,146

AFRICA
Chirano		Ghana	90.0%	3,378	1.50	161	7,585	2.40	578	10,963	2.10	739
Tasiast	[11]	Mauritania	100.0%	9,164	0.70	199	83,091	1.20	3,246	92,255	1.20	3,445
SUBTOTAL				12,542	0.90	360	90,676	1.30	3,824	103,218	1.30	4,184

RUSSIA
Dvoinoye		Russia	100.0%	4	8.00	1	132	18.20	77	136	17.90	78
Kupol		Russia	100.0%	146	6.50	31	1,018	7.30	240	1,164	7.20	271
SUBTOTAL				150	6.60	32	1,150	8.60	317	1,300	8.40	349

TOTAL GOLD				333,646	0.70	7,301	911,619	0.70	21,269	1,245,265	0.70	28,570

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,9,10)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	1,214	9.3	362	10,025	7.2	2,325	11,239	7.4	2,687
SUBTOTAL				1,214	9.3	362	10,025	7.2	2,325	11,239	7.4	2,687

SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	5,739	1.2	220	68,423	1.1	2,328	74,162	1.1	2,548
La Coipa	[10]	Chile	100.0%	5,364	40.0	6,893	25,452	70.1	57,341	30,816	64.8	64,234
SUBTOTAL				11,103	19.9	7,113	93,875	19.8	59,669	104,978	19.8	66,782

RUSSIA
Dvoinoye		Russia	100.0%	4	6.6	1	132	15.9	68	136	15.7	69
Kupol		Russia	100.0%	146	82.4	387	1,018	98.8	3,234	1,164	96.8	3,621
SUBTOTAL				150	80.3	388	1,150	89.3	3,302	1,300	88.3	3,690

TOTAL SILVER				12,467	19.6	7,863	105,050	19.3	65,296	117,517	19.4	73,159

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,7,9)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	5,739	0.1	17	68,423	0.2	248	74,162	0.16	265
SUBTOTAL				5,739	0.1	17	68,423	0.2	248	74,162	0.16	265

TOTAL COPPER				5,739	0.13	17	68,423	0.16	248	74,162	0.16	265

p. 28 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,8,9,10,11)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain	[8]	USA	100.0%	24,396	0.50	378
Fort Knox Area		USA	100.0%	14,824	0.50	221
Kettle River		USA	100.0%	36	6.70	8
Round Mountain Area		USA	100.0%	16,205	0.40	233
White Gold		Yukon	100.0%	2,166	1.80	125
SUBTOTAL				57,627	0.50	965

SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	123,860	0.40	1,498
La Coipa	[10]	Chile	100.0%	2,121	1.50	101
Lobo Marte		Chile	100.0%	2,003	1.10	69
Maricunga		Chile	100.0%	53,942	0.60	1,053
Paracatu		Brazil	100.0%	10,515	0.40	143
SUBTOTAL				192,441	0.50	2,864

AFRICA
Chirano		Ghana	90.0%	1,602	2.90	149
Tasiast	[11]	Mauritania	100.0%	10,834	1.60	547
SUBTOTAL				12,436	1.70	696

RUSSIA
Dvoinoye		Russia	100.0%	78	9.80	25
Kupol		Russia	100.0%	404	8.30	108
SUBTOTAL				482	8.60	133

TOTAL GOLD				262,986	0.60	4,658

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,9,10)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	100.0%	2,377	5.9	454
SUBTOTAL				2,377	5.9	454

SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	123,860	1.0	4,126
La Coipa	[10]	Chile	100.0%	2,121	45.2	3,081
SUBTOTAL				125,981	1.8	7,207

RUSSIA
Dvoinoye		Russia	100.0%	78	13.7	34
Kupol		Russia	100.0%	404	125.2	1,626
SUBTOTAL				482	107.2	1,660

TOTAL SILVER				128,840	2.3	9,321

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (2,3,4,5,6,7,9)
Kinross Gold Corporation’s Share at December 31, 2015
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	[9]	Chile	25.0%	123,860	0.19	523
SUBTOTAL				123,860	0.19	523

TOTAL COPPER				123,860	0.19	523

p. 29 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 1,200 per ounce, a silver price of $US 17.00 per ounce and a copper price of $US 3.00 per pound. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Ruble to $US 50

Chilean Peso to $US 600

Brazilian Real to $US 3.0

Ghanaian Cedi to $US 3.5

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1,400 per ounce, a silver price of $US 20.00 per ounce, a copper price of $US 3.00 per pound. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(3) The Company’s mineral reserve and mineral resource estimates as at December 31, 2015 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. The CIM Definition Standards differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Guide 7 (“SEC Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Guide 7, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and recognized by Canadian securities laws but are not defined terms under SEC Guide 7 or recognized under U.S. securities laws. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be upgraded to mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever by upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Accordingly, these mineral reserve and mineral resource estimates and related information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal laws and the rules and regulations thereunder, including SEC Guide 7.

(5) Except as provided in Note (9), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, an officer of Kinross, who is a qualified person as defined by NI 43-101.

(6) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(7) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(8) Bald Mountain was acquired by Kinross effective January 11, 2016.

(9) Estimates for the Cerro Casale project are based on a project update completed by Barrick Gold Corporation in the first half of 2011 and have been updated to reflect current guidance. Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of $US 1,000 per ounce, Silver price of $US 16.00 per ounce, Copper price of $US 2.00 per pound, Chilean Peso to $US 525

   Mineral resources - Gold price of $US 1,400 per ounce, Silver price of $US 19.00 per ounce, Copper price of $US 3.50 per pound, Chilean Peso to $US 585

   The mineral reserve and mineral resource estimates for Cerro Casale were prepared under the supervision of Mr. Rick Sims, who is a qualified person as defined by NI 43-101.

(10) Includes mineral resources from the Puren deposit in which the Company holds a 65% interest. Mineral resources for the Phase 7 project are reported at 100% ownership, however Kinross has a 75% interest in the Phase 7 project.

(11) The Tasiast proven and probable mineral reserve, and measured, indicated and inferred mineral resource estimates in this table, as at December 31, 2015, are based on the results of the feasibility study assessing the 38,000 tonnes per day CIL mill expansion, as adjusted to reflect 2014 and 2015 production. For further information, please see the Company’s news release dated March 31, 2014 and the National Instrument 43-101 Technical Report for Tasiast dated March 31, 2014, both available at www.kinross.com and under the Company’s profile on SEDAR (www.sedar.com).

p. 30 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 31 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “Outlook”, “Mineral Reserve”, “Mineral Resource”, “Exploration”, “Balance sheet”, “Russia projects update”, and “Tasiast expansion update”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “anticipate”, “assumption”, “believe”, “budget”, “contemplate”, “consideration”, “contingent”, “encouraging”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “forecast”, “focus”, “forward”, “guidance”, “indicate”, “intend”, “initiative”, “measures”, “model”, “objective”, “on track”, “optimize”, “outlook”, “opportunity”, “PFS”, “phased,” “plan”, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “projection”, “prospective”, “strategy”, “study”, “target”, “trend” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining an investment grade debt rating being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of investment in and development of FDN and its sale, or any of the Company’s prior activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2015 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 32 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

p. 33 Kinross reports 2015 fourth-quarter and full-year results	www.kinross.com